

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 13, 2021

Steven H. Benrubi
Chief Financial Officer
Kura Sushi USA, Inc.
17461 Derian Avenue, Suite 200
Irvine, California 92614

> **Re: Kura Sushi USA, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 7, 2021**
> **File No. 333-255928**

Dear Mr. Benrubi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services